

Mail Stop 7010

October 9, 2007

Via U.S. Mail

Mr. David E. Grose, Chief Financial Officer
Quest Energy Partners, L.P.
9520 North May Avenue, Suite 300
Oklahoma City, Oklahoma  73120

>       **Re:     Quest Energy Partners, L.P.**
>                **Amendment No. 2 to Registration Statement on Form S-1**
>                **Filed September 28, 2007**
>                **File No. 333-144716**

Dear Mr. Grose:

We have reviewed your response letter and the amended filing and have the following comments. We are still reviewing your responses to our previous comments regarding executive compensation and may have further comments on your responses. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 22

If our general partner fails to develop or maintain an effective system of internal controls…, page 39

1.      We note this new risk factor.  Please disclose in greater detail the nature of the material weakness identified in your disclosure.  In this regard, also revise to disclose the specific steps that your general partner has taken, if any, to remediate

the material weakness and disclose whether the company believes that the material weakness still exists. Further, disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

Estimated Cash Available for Distribution, page 66

2. Tell us and disclose why your Estimated Adjusted EBITDA does not include any adjustments to exclude non-cash compensation. We note your disclosure on page 73 stating general and administrative expenses include non-cash equity-based compensation of your Predecessor.

Unaudited Pro Forma Financial Statements, pages F-3 – F-5

3. We have reviewed your amended disclosure provided in response to comment 11 of our letter dated September 18, 2007. Please revise to clarify how the $12,464 amount referenced in footnote (e) of your pro forma adjustments for the year ended December 31, 2006 was calculated. In your response, tell us why this adjustment for the year ended December 31, 2006 is less than the adjustment to the six months ended June 30, 2007.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director

Cc:  S. Buskirk
     R. Carroll
     R. Winfrey
     J. Madison

     Via facsimile:
     Patrick Respeliers
     (816) 412-8174